Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116667

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 14, 2004)

$238,000,000

1.50% Convertible Senior Debentures Due 2024
and
Common Stock Issuable Upon Conversion of the Debentures

     The document supplements our prospectus dated July 14, 2004, relating to $238,000,000 aggregate principal amount of our 1.50% Convertible Senior Debentures Due 2024 and the common stock issuable upon conversion of the debentures. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by the selling securityholder named below to prospective purchasers along with this prospectus supplement. The information in this prospectus supplement supplements the information set forth under the heading “Selling Securityholders” in the prospectus.

     Our common stock is traded on the New York Stock Exchange under the symbol “CAM.” On November 3, 2005, the last reported sale price of our common stock was $75.72 per share.

     Investing in the debentures and our common stock issuable upon their conversion involves certain risks. See “Risk Factors” beginning on page 6 of the accompanying prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2005.

SELLING SECURITYHOLDERS

     The following table has been prepared based upon information furnished to us by the following selling securityholder and sets forth recent information about the principal amount of debentures and the number of shares of common stock issuable upon conversion of the debentures that may be offered for such selling securityholder’s account pursuant to this prospectus. The information in this prospectus supplement supplements the information under the caption “Selling Securityholders” in the prospectus. To our knowledge, the following selling securityholder has not had a material relationship with us or any of our predecessors or affiliates within the past three years.

	Principal Amount of	Percentage of	Shares of Common
	Debentures Available for	Debentures	Stock Available for
Name of Selling Securityholder	Resale (1)	Outstanding (2)	Resale (3)
S.A.C. Arbitrage Fund, LLC	$2,000,000	0.84%	28,971

(1)	Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. All of the debentures beneficially owned by the selling securityholders are available for resale.

(2)	The percentage of debentures outstanding is based on the $238 million principal amount of debentures originally outstanding.

(3)	Represents all shares of common stock issuable to the selling securityholder upon conversion of its debentures, assuming a conversion rate of 14.4857 shares per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of the Debentures — Conversion of Debentures.” Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease from time to time.

     The selling securityholder listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of the debentures or the shares of common stock issuable upon conversion of the debentures since the date on which the information in the above table is presented. Information about the selling securityholder may change over time. Any changed information will be set forth in prospectus supplements.

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